February 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Iveda Solutions, Inc.
Registration Statement on Form S-1
Filed February 2, 2026, as amended
File No. 333-293126

AMENDED REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Monday, February 9, 2026

Requested Time: 5:15 p.m., Eastern Time

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Iveda Solutions, Inc. (the “Company”), hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 (File Number 333-293126), as amended so that it will become effective at 5:15 p.m., Eastern Time, on Monday, February 9, 2026, or as soon as practicable thereafter. The Company had previously requested effectiveness for 4:00 p.m. on such date but is now requesting 5:15 p.m.

Please contact our counsel, Peter Campitiello, Esq. of Lucosky Brookman LLP at (732) 395-4517 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Campitiello by telephone when this request for acceleration has been granted

Very truly yours,

/s/ Robert J. Brilon
Robert J. Brilon
Chief Financial Officer